FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 8, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: August 8, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

Consolidated Business Results for the First Quarter ended June 30, 2003

August 8, 2003

Company name: Komatsu Ltd.	Code number: 6301
Stock exchanges on which the shares are listed:	Tokyo, Osaka, Nagoya, Sapporo and Fukuoka
U R L:	http://www.komatsu.co.jp/
Representative:	Masahiro Sakane, President and Chief Executive Officer
Contact person:	Kosuke Yamane
General Manager, Corporate Communications Department
Tel. (03)5561-2616

1.	Matters related to the production of the outline of business
1)	Accounting principles adopted for the preparation of financial statements and others:

Generally accepted accounting principles (GAAP) in the United States of America.

2)	Difference in the ways of recognizing accounting procedures between last consolidated fiscal year and this quarter:

Simplified procedures adopted in certain items for this quarter.

3)	Changes in group of entities

Consolidated subsidiaries

Addition: 3 companies                 Removal: 1 company

Affiliated Companies accounted for by the equity method

Removal: 3 companies

4)	Auditing by certified public accountants or audit firms: Unaudited

2.	Results of FY2004 first quarter (April 1, 2003 through June 30, 2003)

(1) Consolidated financial results	(Amounts are rounded to the nearest million yen)
	Net sales		Operating profit		Income before income taxes
	Million yen	%	Million yen	%	Million yen	%
FY2004 first quarter	265,604	8.4	9,232	63.0	7,750	252.3
FY2003 first quarter	245,049	2.3	5,665	—	2,200	—
(Reference) FY2003	1,089,804	5.2	33,178	—	12,905	—

	Net income		Net income per share — basic	Net income per share — diluted
	Million yen	%	Yen	Yen
FY2004 first quarter	3,740	488.1	3.77	3.77
FY2003 first quarter	636	—	0.67	0.67
(Reference) FY2003	3,009	—	3.09	3.09

Notes:

1)	The numbers of average common shares outstanding were as follows:

The first quarter ended June 30, 2003: 992,511,912

The first quarter ended June 30, 2002: 954,387,881

The fiscal year ended March 31, 2003: 973,306,865

2)	Percentages shown in net sales, operating profit, income before income taxes and net income represent the rates of change compared with the corresponding first quarter a year ago.
3)	Operating profit stated above is the sum of segment operating profit. The amount is consistent with custom of the Japanese accounting practice by subtracting cost of sales and selling, general and administrative expenses from net sales. This amount does not represent consolidated operating profit under U.S. GAAP.

(2)    Consolidated financial position

	Total assets	Shareholders’ equity	Ratio of Shareholders’ equity	Shareholders’ equity per share
	Million yen	Million yen	%	Yen
FY2004 first quarter	1,309,909	400,490	30.6	403.52
FY2003 first quarter	1,298,491	383,430	29.5	401.76
(Reference) FY2003	1,306,354	395,366	30.3	398.34
Notes:	The numbers of common shares outstanding at the end of the three months ended June 30, 2003 and 2002, and the fiscal year ended March 31, 2003 were as follows:

June 30, 2003: 992,493,033         June 30, 2002: 954,374,221         March 31, 2003: 992,528,649

3.    Outline of Business Results for the First Quarter ended June 30, 2003

Consolidated sales for the first quarter ended June 30, 2003 increased 8.4% over the corresponding period last year, to ¥265.6 billion, and net income improved 488.1%, to ¥3.7 billion.

Komatsu expanded sales of all business segments, particularly those of the mainstay Construction and Mining Equipment Business. Segment operating income advanced 63.0% over the corresponding period last year, to ¥9.2 billion, reflecting continued improvements in sales and profits and putting all business segments in the black.

Komatsu is well positioned to attain projected consolidated interim and fiscal year business results which the Company announced on May 9, 2003.

(1) Sales			Millions of yen
Foreign Exchange Rates	Three months ended June 30, 2003 (A) 1USD=¥119 1EUR=¥137	Three months ended June 30, 2002 (B) 1USD=¥124 1EUR=¥117	Changes Increase (A)-(B)
Construction & Mining Equipment	196,911	177,811	19,100	10.7%
Japan	52,831	49,316	3,515	7.1%
Overseas	144,080	128,495	15,585	12.1%
Electronics	21,778	21,310	468	2.2%
Others	46,915	45,928	987	2.1%
Total	265,604	245,049	20,555	8.4%

(2) Operating Income by Segment			Millions of yen
	Three months ended June 30, 2003 (A)	Three months ended June 30, 2002 (B)	Changes Increase (A)-(B)
Construction & Mining Equipment	9,941	7,989	1,952	24.4%
Electronics	137	(778)	915	—
Others	529	159	370	232.7%
Corporate & elimination	(1,375)	(1,705)	330	—
Total	9,232	5,665	3,567	63.0%

See next page for the review of operations.

Construction and Mining Equipment

Consolidated sales of construction and mining equipment continued to expand to ¥196.9 billion for the first quarter under review, up 10.7% over the previous corresponding period. Operating income by segment advanced 24.4%, to ¥9.9 billion, further improving profits.

Sales in Japan increased 7.1% over the corresponding period last year, to ¥52.8 billion for the first quarter. As the continued decline in size of the Japanese market stopped and demand for new equipment grew over the corresponding period last year centering on hydraulic excavators, Komatsu successfully captured this improvement on the market and boosted sales of new equipment. Sales of used equipment, on which Komatsu is focusing its efforts, also continued to expand.

Overseas sales further advanced to ¥144.0 billion, up 12.1% over the previous corresponding period. Komatsu accelerated sales in China where demand continued to sustain a high growth rate, and also expanded sales in the major markets of North America and Europe. In the Middle East, Africa, Commonwealth of Independent States (former Soviet republics) and some other regions, Komatsu capitalized on its advantages as a full-line manufacturer and secured steady sales. Sales in Southeast Asia declined from the corresponding period a year ago, reflecting a reduced number of large-scale business deals.

(3)Sales of Construction & Mining Equipment by Region (Sales Destination)

			Millions of yen
	Three months ended June 30, 2003 (A)	Three months ended June 30, 2002 (B)	Changes Increase (Decrease) (A)-(B)
Japan	52,831	49,316	3,515	7.1%
Americas	51,072	50,153	919	1.8%
Europe	36,511	32,644	3,867	11.8%
China	22,043	8,298	13,745	165.6%
Asia & Oceania	21,155	23,859	(2,704)	(11.3%)
Middle East & Africa	13,299	13,541	(242)	(1.8%)
Total	196,911	177,811	19,100	10.7%

Electronics

Consolidated sales from the electronics business for the first quarter increased 2.2% over the previous corresponding period, to ¥21.7 billion. Operating income by segment demonstrated further improvements, recording a profit of ¥0.1 billion, compared to an operating loss of ¥0.7 billion for the corresponding period last year.

While demand for silicon wafers remained at a modest recovery, Komatsu was able to enjoy the results of its previous efforts of focusing production in Japan and Taiwan. In particular, Formosa Komatsu Silicon Corporation made an important contribution to the improved business results. In the polycrystalline silicon business, Advanced Silicon Materials LLC continued to focus on the production and sale of high-margin products and improved earnings with the benefits of reduced fixed costs resulting from the consolidation of plants.

Others (Industrial Machinery, Forklift Trucks, Etc.)

Consolidated sales from other operations for the first quarter grew 2.1% over the corresponding period last year, to ¥46.9 billion. Operating income by segment expanded 232.7% to ¥0.5 billion for the first quarter.

Expanded sales by Komatsu Forklift Co., Ltd. made a major contribution to improved sales for other operations. Sales of outdoor power equipment for agricultural and forestry applications by Komatsu Zenoah Co., sales by Komatsu Industries Corporation and sales of equipment by the Company to Japan’s Defense Agency remained firm for the first quarter.

Reference:

Projection of Consolidated Business Results for Fiscal Year 2004 ending March 31, 2004

		Millions of yen
	Net sales	Income before income taxes	Net income
Interim	540,000	11,000	3,000
For the year	1,115,000	28,000	11,000

*Announced on May 9, 2003

Condensed Consolidated Balance Sheets

	Millions of yen
	June 30, 2003 (A)	March 31, 2003 (B)	Changes Increase (Decrease) (A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥71,955	¥76,152	¥(4,197)
Time deposits	125	531	(406)
Trade notes and accounts receivable	313,022	337,401	(24,379)
Inventories	256,943	241,722	15,221
Other current assets	108,065	95,819	12,246

Total current assets	750,110	751,625	(1,515)

Investments	60,241	52,417	7,824

Property, plant, and equipment - less accumulated depreciation	399,931	400,087	(156)

Other assets	99,627	102,225	(2,598)

Total	1,309,909	1,306,354	3,555

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	200,382	214,292	(13,910)
Trade notes and accounts payable	178,365	174,904	3,461
Income taxes payable	5,191	6,516	(1,325)
Other current liabilities	121,754	118,972	2,782

Total current liabilities	505,692	514,684	(8,992)

Long-term liabilities	373,868	368,101	5,767

Minority interests	29,859	28,203	1,656

Shareholders’ equity:
Common stock	67,870	67,870	—
Capital surplus	135,686	135,686	—
Retained earnings	229,220	228,446	774
Accumulated other comprehensive income (loss)	(28,615)	(32,981)	4,366
Treasury stock	(3,671)	(3,655)	(16)

Total shareholders’ equity – net	400,490	395,366	5,124

Total	¥1,309,909	¥1,306,354	¥3,555

Condensed Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2003		Three months ended June 30, 2002		Changes Increase (Decrease)
	(A)%		(B)%		(A)-(B)%
Revenues
Net sales	¥265,604	100.0	¥245,049	100.0	¥20,555	8.4
Interest and other income	4,095	1.5	2,699	1.1	1,396

Total	269,699		247,748		21,951	8.9

Costs and expenses
Cost of sales	196,714	74.1	180,578	73.7	16,136
Selling, general and administrative	59,658	22.5	58,806	24.0	852
Interest	3,764	1.4	4,134	1.7	(370)
Other	1,813	0.7	2,030	0.8	(217)

Total	261,949		245,548		16,401	6.7

Income before income taxes, minority interests, and equity in earnings	7,750	2.9	2,200	0.9	5,550	252.3

Income taxes	2,783	1.0	1,143	0.5	1,640

Minority interests in (income) loss of consolidated subsidiaries – net	(1,037)	(0.4)	(421)	(0.2)	(616)

Equity in earnings (losses) of affiliated companies – net	(190)	(0.1)	0	0.0	(190)

Net income	¥3,740	1.4	¥636	0.3	¥3,104	488.1